September 25, 2006

Mr. Wilson K. Lee
Staff Accountant,
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Desert Capital REIT, Inc.
Form 10-K for the year ended December 31, 2005
Filed on March 14, 2006
File No. 000-51344

Dear Mr. Wilson K. Lee:

Desert Capital REIT, Inc. is in receipt of the Commission's comment letter dated September 11, 2006. Set forth below is a re-type of each of the Commission's comments followed by each of our responses.

References herein to “we,” “us” or “our” refer to Desert Capital REIT, Inc. and its subsidiaries unless the context specifically requires otherwise.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 1 - Description of Business and Basis of Presentation, page 32

1.
We have read your response to comment three. We are still unclear as to your basis in GAAP for consolidating Consolidated Mortgage subsidiary prior to acquiring a controlling interest. Tell us your basis in GAAP for consolidating Consolidated Mortgage prior to the second quarter of 2005 or revise your financial statements to reflect the Consolidated Mortgage acquisition using the equity method prior to your acquisition of a controlling interest.

We intend to revise our Form 10-K for the year ended December 31, 2005 to reflect the Consolidated Mortgage acquisition using the equity method prior to our acquisition of a controlling interest.

2.	We have considered your response to our prior comment four. Please address the following:

•
It appears that significant adjustments were made to your purchase price allocation from the April 1, 2005 allocation disclosed in your footnotes to the actual allocation reflected in you December 31, 2005 financial statements. Given the adjustments, explain to us how you determined that the final purchase price allocation would not provide valuable information.

We intend to revise the footnotes in our Form 10-K for the year ended December 31, 2005 to reflect the final purchase price allocation of Consolidated Mortgage.

•
Given that the customer list was transferred as part of the acquisition of Consolidated Mortgage, explain to us how you determined that the list was not transferable in combination with a related contract, asset or liability. Additionally, tell us what value you assigned to the customer lists for purposes of determining the purchase price of Consolidated Mortgage. Reference is made to paragraph 39 of SFAS 141.

When we purchased Consolidated Mortgage we received its customer list as part of the purchase of the entire entity. However, the customer list is not capable of being separated or divided from the acquired entity and sold or leased due to the privacy policy that is in place. More specifically, the only way that we were able to receive the customer list was to purchase the entire entity and we are not able to sell the customer list without selling the entire entity.

Paragraph A11 of SFAS 141 states that customer lists are frequently leased and thus meet the separability criterion. However, we believe that our customer list would not meet the separability criterion for recognition apart from goodwill because of the privacy policy that prohibits us from selling, leasing, or otherwise exchanging information about our customers, as described in paragraph A18 of SFAS 141.

When the purchase price was being negotiated for Consolidated Mortgage there was no value assigned to its customer list.

•
We are unclear how you determined that it was unnecessary to record an intangible asset related to customer relationships. It would appear that the financing and investing in mortgage loans would result in legal contracts with borrowers and investors. Please explain to us how you determined that you were not required to allocate a portion of the purchase price of Consolidated Mortgage to customer relationships in accordance with SFAS 141 and EITF 02-17.

We determined that we were not required to allocate a portion of the purchase price of Consolidated Mortgage to customer relationships because we do not believe that we have customer relationships that arise from the contractual or noncontractual criterion described in SFAS 141 and EITF 02-17. We do not enter into legal contracts with borrowers and investors. We facilitate the financing and investing in mortgage loans for borrowers and investors, but the ultimate legal contracts for the mortgages are between the borrowers and investors, not us. The borrower is the obligor on the note and the investors are recorded on title as the lenders.

We also do not have noncontractual customer relationships with our investors or borrowers that would rise to the separability criterion as required by paragraph A21 of SFAS 141. We are not a bank and do not have depositor relationships with our investors or have any other types of exchange transactions with our customers that would imply separability.

Note 2 - Summary Of Significant Accounting Policies

Revenue Recognition, page 33

3.
We have read your responses to comment six, seven, and eight. Your response provided more in depth and clear explanations and information regarding your revenue generating arrangements and the timing of revenue recognition than your revised disclosures in your quarterly reports. Please revise your revenue recognition policy consistent with the information provided in your response.

We intend to revise our revenue recognition policy in future filings to be consistent with the information provided in our first response.

* * * *

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Sincerely,
                                                /s/Jonathan G. Arens
                                                Jonathan G. Arens
                                               Chief Financial Officer